Exhibit 99.(d)(1)

January 31, 2022

FPA New Income, Inc.

11601 Wilshire Blvd., Ste. 1200

Los Angeles, CA 90025

RE: Expense Limit Agreement – FPA New Income, Inc.

Dear Ladies and Gentlemen:

FPA New Income, Inc. (the “Fund”), a Maryland corporation, has entered into an agreement with First Pacific Advisors, LP (“Adviser”) whereby Adviser provides investment advisory services to the Fund (the “Investment Advisory Agreement”).

We hereby agree with respect to the Fund to waive the fees payable to us under the Investment Advisory Agreement with respect to the Fund or to reimburse the operating expenses allocable to the Fund, to the extent that the Fund’s operating expenses (excluding interest, taxes, brokerage fees and commissions payable by the Fund in connection with the purchase or sale of portfolio securities, fees and expenses of other funds in which the Fund invests, and extraordinary expenses, including litigation expenses not incurred in the Fund’s ordinary course of business) exceed, in the aggregate, the rate per annum, as set forth in Schedule A, as a percentage of the average daily net assets of the Fund. We agree that this obligation shall constitute a contractual commitment enforceable by the Fund and that we may not assert any right to reimbursement of any amounts so waived or reimbursed if such reimbursement would result in the Fund exceeding the expense limit set forth in Schedule A. We agree not to seek satisfaction of any such obligations from the shareholders of the Fund, nor from the Directors of the Fund.

Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California.

This Agreement is for the one-year period commencing February 1, 2022 and terminating on January 31, 2023. This Agreement may be terminated at any time by the Fund’s Board of Directors and will terminate automatically in the event of the termination of the New Investment Advisory Agreement. Any amendment to this agreement shall be in writing signed by the parties hereto.

January 31, 2022

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

By: First Pacific Advisors, LP

By:	/s/ J. Richard Atwood
J. Richard Atwood, Director of FPA GP, Inc., General Partner

The foregoing agreement is hereby accepted as of February 1, 2022

By: FPA New Income, Inc.

By:	/s/ E. Lake Setzler, III

E. Lake Setzler, III, Treasurer

SCHEDULE A

FPA New Income, Inc.	Expense Limit
Common Stock, $0.01 par value	0.47%